UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the securities exchange act of 1934

Date of Report (Date of earliest event reported): April 23, 2023

RICE ACQUISITION CORP. II
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40503	98-1580612
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

102 East Main Street, Second Story Carnegie, Pennsylvania 15106	15106
(Address of principal executive offices)	(Zip Code)

(713) 446-6259
(Registrant’s telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	RONI U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	RONI	The New York Stock Exchange
Warrants, exercisable for one Class A ordinary share at an exercise price of $11.50 per share	RONI WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously disclosed, on December 13, 2022, Rice Acquisition Corp. II, a Cayman Islands exempted company (“RONI”), Rice Acquisition Holdings II LLC, a Cayman Islands exempted company and majority owned and controlled operating subsidiary of RONI (“RONI Opco”), Topo Buyer Co, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of RONI Opco (“RONI Buyer”), and Topo Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of RONI Buyer (“Merger Sub”), entered into a Business Combination Agreement (the “Original Business Combination Agreement”) with NET Power, LLC, a Delaware limited liability company (“NET Power”), pursuant to which, among other things, Merger Sub will merge with and into NET Power (the “Merger”), with NET Power surviving the Merger and becoming a direct, wholly owned subsidiary of RONI Buyer, on the terms and subject to the conditions set forth therein.

Additional PIPE Subscriptions

Also as previously disclosed, concurrently with the execution of the Original Business Combination Agreement, on December 13, 2022, RONI entered into subscription agreements (each, a “2022 Subscription Agreement”) with certain investors (the “2022 PIPE Investors”) pursuant to which, among other things, the 2022 PIPE Investors agreed to subscribe for and purchase, and RONI has agreed to issue and sell to the 2022 PIPE Investors, an aggregate of 22,545,000 shares of Class A common stock, par value $0.0001 per share, of RONI (“Class A Common Stock”) for an aggregate purchase price of $225,450,000, on the terms and subject to the conditions set forth therein (the “2022 PIPE Financing”). Each 2022 Subscription Agreement contains customary representations and warranties of RONI, on the one hand, and the 2022 PIPE Investor, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Original Business Combination Agreement immediately following the consummation of the 2022 PIPE Financing.

On April 23, 2023, RONI and OLCV NET Power, LLC, a Delaware limited liability company and one of the 2022 PIPE Investors who is also a holder of NET Power equity (“OXY”), entered into a subscription agreement (the “OXY PIPE Subscription Agreement”), pursuant to which, among other things, OXY agreed to subscribe for and purchase, and RONI has agreed to issue and sell to OXY 25,000,000 shares of Class A Common Stock for a purchase price of $250.0 million, on the terms and subject to the conditions set forth therein (the “OXY PIPE Financing”). The OXY Subscription Agreement is substantially similar to the 2022 Subscription Agreements, the form of which was attached as Exhibit 10.3 to the Current Report on Form 8-K filed by RONI on December 14, 2022. In addition to such subscription, on April 23, 2023, OXY entered into a subscription agreement with NET Power (the “OXY Interim Financing Subscription Agreement” and, together with the OXY PIPE Subscription Agreement, the “OXY Subscription Agreements”), pursuant to which OXY agreed to purchase, and NET Power agreed to issue, 31,328 NET Power units to OXY for a purchase price of $10.0 million, which will ultimately convert into 1,000,000 Class A Units of RONI Opco and an equivalent number of shares of Class B common stock, par value $0.0001 per share, of RONI upon consummation of the transactions contemplated by the Business Combination Agreement.

Also on April 23, 2023, four trusts, the beneficiaries of which are members of the Rice family (together with OXY, the “2023 PIPE Investors”), have agreed to subscribe for and purchase, and RONI agreed to issue and sell to them, an aggregate of 2,500,000 shares of Class A Common Stock for an aggregate purchase price of $25.0 million, pursuant to a subscription agreement between each such trust and RONI, on the terms and subject to the conditions set forth therein (together with the OXY 2023 PIPE Financing, the “2023 PIPE Financing”). These subscription agreements are substantially similar to the 2022 Subscription Agreements, the form of which was attached as Exhibit 10.3 to the Current Report on Form 8-K filed by RONI on December 14, 2022. The foregoing description of these subscription agreements and the OXY PIPE Subscription Agreement is not complete and is subject to, and qualified in its entirety by, reference to such previously filed form.

BCA Amendment

On April 23, 2023, in connection with the entry into the OXY Subscription Agreements, RONI Buyer and NET Power entered into the First Amendment to the Business Combination Agreement (the “BCA Amendment”; the Original Business Combination Agreement, as amended by the BCA Amendment, the “Business Combination Agreement”). Pursuant to the BCA Amendment, among other things, the form of the certificate of incorporation of RONI (the “RONI Charter”) to be adopted upon the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”) and the form of the stockholders agreement (the “Stockholders Agreement”) to be entered into by RONI, RONI Opco, Rice Acquisition Sponsor II LLC, a Delaware limited liability company (“RONI Sponsor”), and certain holders of NET Power equity, including OXY, in connection with the Closing have been replaced with the forms included in Exhibit A and Exhibit B, respectively, of the BCA Amendment.

The form of the Stockholders Agreement included in the Original Business Combination Agreement provided that, among other things, the board of directors of the combined company is expected to initially consist of nine directors (which may be increased to comply with independence requirements). The prior form of the Stockholders Agreement further contemplated the granting of certain board designation rights, subject to equity ownership thresholds in the combined company, as follows: (i) OXY would have the right to designate two directors; (ii) RONI Sponsor would have the right to designate one director; (iii) 8 Rivers Capital, LLC (through an entity controlled by it) would have the right to designate one director; and (iv) Constellation Energy Generation, LLC would have the right to designate one independent director.

Pursuant to the BCA Amendment, the Stockholders Agreement will, among other things, provide that the board of directors of the combined company is expected to initially consist of ten directors (which may be increased to comply with independence requirements). In addition, the board designation rights set forth in the form of Stockholders Agreement contained in the BCA Amendment provides OXY with the right to designate three, instead of two, directors. The form of RONI Charter contained in the BCA Amendment has been modified to reflect, among other things, OXY’s increased board designation rights.

Further, on April 23, 2023, to reflect that the BCA Amendment replaced the form of Stockholders Agreement, RONI, RONI Sponsor, NET Power and certain holders of NET Power equity (collectively, the “Company Unitholders”) entered into the First Amendment to the Support Agreement (the “Support Agreement Amendment”) pursuant to which, among other things, each Company Unitholder agreed to enter into such modified Stockholders Agreement in connection with the Closing.

The foregoing description of the BCA Amendment, the form of Stockholders Agreement and the Support Agreement Amendment does not purport to be complete and is qualified in its entirety by the full text of the BCA Amendment, the form of Stockholders Agreement and the Support Agreement Amendment, copies of which are filed as Exhibits 2.1, 10.1 and 10.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The Class A Common Stock to be issued and sold to the 2023 PIPE Investors will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering. The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

Item 7.01 Regulation FD Disclosure.

On April 24, 2023, RONI and NET Power issued a press release announcing the 2023 PIPE Financing, among other things. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Also, on April 24, 2023, RONI posted a presentation relating to the transactions contemplated by the Business Combination Agreement, including the 2022 PIPE Financing and the 2023 PIPE Financing, on its website at https://ricespac.com. This presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

Important Information about the Business Combination and Where to Find It

This Current Report on Form 8-K is being made in respect of the proposed business combination transaction involving RONI and NET Power. RONI has filed a registration statement on Form S-4 (as amended from time to time, the “registration statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2022, which includes a preliminary proxy statement/prospectus, and RONI may file other documents with the SEC regarding the proposed transaction. The information in the preliminary proxy statement/prospectus is not complete and may be changed. After the registration statement is declared effective by the SEC, a definitive proxy statement/prospectus will be sent to the shareholders of RONI. Before making any voting or investment decision, investors and security holders of RONI are urged to carefully read the entire registration statement and definitive proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by RONI with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RONI may be obtained free of charge from RONI at www.ricespac.com/rac-ii.

Participants in Solicitation

RONI and NET Power and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of RONI, in favor of the approval of the proposed transaction. For information regarding RONI’s directors and executive officers, please see RONI’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 2, 2023. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus, as they may be amended, and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding section.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination transaction. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1	BCA Amendment
10.1	Form of Stockholders Agreement
10.2	Support Agreement Amendment
99.1	Press release, dated April 24, 2023
99.2	Investor presentation, dated April 24, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RICE ACQUISITION CORP. II

Date: April 24, 2023	By:	/s/ James Wilmot Rogers
		Name:	James Wilmot Rogers
		Title:	Chief Financial Officer and Chief Accounting Officer

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